SEC CORRESPONDENCE

July 31, 2006

Tia Jenkins

Senior Assistant Chief Accountant

Office of Emerging Growth Companies

Division of Corporate Finance

U.S. Securities and Exchange Commission

Mail Stop 05-11

100 F Street, N.E.

Washington, D.C. 20549

RE:	Patterson Companies, Inc.
Form 10-K for the Year Ended April 30, 2005
File No. 0-20572

Dear Ms. Jenkins:

We are responding to your letter dated June 29, 2006. Our responses follow the comments included in your letter, which are presented in bold face type.

Financial Statements, page 31

Note 12 – Stockholders’ Equity, page 49

1.	We note your disclosure regarding the capital accumulation plan on page 51, and your disclosure on page 39 that no compensation expense was recorded relating to your stock based compensation plans. Based on your disclosures regarding the capital accumulation plan, the exception for non-compensatory stock purchase plans discussed in paragraphs 24-29 of FIN 44 does not appear to be met. As discussed in Issue 42 (a) of EITF 00-23, a discount greater than 15% is not considered a reasonable discount under APB 25. Accordingly, it would appear that compensation expense should be recorded in the amount of the discount from fair value. Please tell us, in as much detail as necessary, how you evaluated the accounting treatment for the awards issued under the capital accumulation plan and the specific accounting literature on which this conclusion was based.

2.	Tell us how the unvested shares issued under the capital accumulation plan are treated upon termination of the employee prior to vesting.

Patterson Companies, Inc. established the Capital Accumulation Plan (the “Plan”) in 1996 and established the accounting for the Plan at that time. That accounting has been consistently applied since the Plan was established.

It may be helpful to provide a brief overview of the Plan before discussing the accounting treatment for the Plan. The Plan is a non-qualified plan under the Internal Revenue Code; i.e. it does not meet the criteria of a “statutory” employee stock purchase plan that would qualify under Section 423. Employees are invited to participate in the plan based on certain criteria. The Plan was established to allow, and encourage, non-executive management and higher performing sales personnel to buy shares in the Company. In recent years over 600 employees have been eligible to participate in the Plan, and approximately 300 have chosen to participate. Because the Company is an at will employer, and does not require its employees to sign non-compete agreements, it believes that providing a mechanism to allow this important group of employees to become owners in the business reduces the risk that other companies, including competitors, will be successful in hiring away this key group of employees. However, rather than providing the Plan as a more traditional perquisite type plan where the shares are given to the employees following a passage of time, or an option plan that allows the employee to benefit in the improved performance of the stock over a lengthy period without committing any of their own capital, management wanted this group of employees to be at risk for their investment. The shares purchased under the Plan have unique provisions that differentiate them from our publicly traded shares as discussed further below.

We view the Plan as a combination restricted stock purchase plan, and a deferred compensation plan. As disclosed in Note 12 – Stockholders’ Equity of the Company’s consolidated financial statements, a qualifying employee may defer from 5% to 25% of their pre-tax earnings to buy shares under the Plan. This deferral election must be made before the beginning of a Plan year, which coincides with the calendar year. The employee’s pre-tax compensation is then reduced each payroll period for the amount of the deferral the employee has elected. Shares of restricted stock are then purchased at a 25% discount from the market price of the Company’s publicly traded common stock. The restricted stock is held in book-entry form until the initial deferral period elected by the employee has expired. The initial minimum restriction period is three (3) years from the date the employee begins participation in the Plan. An employee may elect a longer restriction period. The employee may also elect to extend the deferral period for additional increments of time as provided under Section 409 A of the Internal Revenue Code. During the deferral period, and any extensions thereof, the employee’s compensation committed to the Plan is not subject to taxation. The Company has recorded as compensation expense the amount of the deferral by the employee used to acquire the restricted shares.

The restricted shares of stock that are held in book-entry form during the restriction period do not have the same rights as holders of our publicly traded common stock. Besides not holding a certificate, the Plan participant is not permitted to sell, transfer, pledge or assign the shares during the restriction period. Accordingly, the participant cannot directly or indirectly realize the value of the shares during the restricted period by sale or other disposition, and cannot use the shares as collateral for a loan. More importantly, should the employee participating in the Plan voluntarily leave employment with the Company, or be terminated for cause, at any point during the multi-year restriction period, that employee forfeits 100% of their investment. If the employee is terminated for any other reason, the shares are forfeited and the employee receives only the money they deferred into the Plan.

The accounting the Company adopted for the plan followed the guidance of APB No. 25. Because the Plan was not qualified under Section 423 of the Internal Revenue Code, and it did not meet the four criteria for a non-compensatory plan under APB 25, paragraph 7., the Company looked to the provisions of APB 25 for compensatory plans to determine its accounting. As stated in APB 25, paragraph 8., “…classification as a compensatory plan does not necessarily require that compensation cost be recognized.” Footnote 2 to paragraph 8., further states “All compensation arrangements involving stock, regardless of the name given, should be accounted for according to their substance.”

The most difficult issue that the Company had to resolve in determining the accounting for the Plan centered on the value of the restricted shares sold to the participants in the Plan. The unique forfeiture provisions of the shares were substantially different than any other option or purchase plan that the Company could find, or that were discussed in the accounting standards. The Company understood that the default provision of paragraph 10 a. of APB 25 called for the quoted market price of its common stock to be used in measuring compensation under the Plan. However, we analyzed the discussion in paragraph 10 a., particularly the section that provides that “…the value of the right is… affected by various other factors, some of which tend to diminish its value and some of which tend to enhance it. Those opposing factors include a known future purchase price (or no payment), restrictions on the employee’s right to receive stock, absence of commissions on acquisition, different risks as compared with those of a stockholder, tax consequences to the employee, and restrictions on the employee’s ability to transfer stock issued under the right. The effects of the opposing factors are difficult to measure, and a practical solution is to rely on quoted market price to measure compensation cost related to issuing both restricted (or letter) and unrestricted stock through stock option, purchase, or award plans.” The factors cited include relatively standard provisions in stock plans, including restrictions, which tend to impact fair value by relatively small, offsetting amounts. We believe this is why APB No. 25 provides this “… practical solution” for ignoring the related impacts on fair value. Paragraph 10 a. of APB No. 25 does not include any examples of more onerous terms such as the provision that exists in the Plan that calls for the complete forfeiture of the compensation dollars that the employee had put at risk by purchasing the shares, that impact fair value in a far more significant way. We concluded that the existence of the forfeiture provision was substantively different than the less onerous examples cited in paragraph 10 a. as to which the “practical solution” was provided for, and that the guidance in this section of paragraph 10 a. was therefore not relevant to our facts and circumstances.

While there are many examples of restricted stock plans, we were unable to find an example of a plan that puts the participant’s own capital at risk to the degree that the Plan does. In addition to accomplishing the objectives of management, the forfeiture provisions of the Plan also provide the substance of the income tax deferral aspect of the Plan. The underlying substance or economics of the transaction necessitates that the shares be offered to a potential participant at a price that reflects the risk that the potential participant is taking by entering the Plan. If the shares were offered to an employee at the quoted market price of the Company’s publicly traded common stock, there would be no incentive for the participant to enter into the arrangement. They could go to the market and purchase the shares without encumbering themselves with the forfeiture provisions. The discount had to reflect the economic substance of the risk that the employee was assuming, i.e. that they would forfeit their entire investment not merely from the risk of the stock market performance of an operating company but by their own actions with regard to career opportunities. The severity of the consequences of such a decision was, in our minds, a significant difference between the shares offered in the Plan and shares of the Company’s common stock traded in the public markets. This risk would be in addition to the other economic aspects of time value and alternative use of the funds. We believe that the restrictions imposed on the shares offered under the Plan by their terms are different in a material way from the common shares of the Company freely traded in the public market.

To determine the accounting for the underlying substance of the Plan, we looked to the provisions of APB 25, and particularly the last sentence of paragraph 10 a. that states, “if a quoted market price is unavailable, the best estimate of the market value should be used to measure compensation.” To determine a market value for the restricted shares of the Plan, the Company looked to outside advisors to price the shares. This was most recently done in 2001, when a report from Duff & Phelps was received on their valuation of the shares. The Company chose what it considers to be a conservative discount of 25%. As noted in the Duff & Phelps report, a discount ranging as high as 40% to as low as 25% could be justified by the terms of the stock offered through the Plan.

As discussed previously, but to clarify in response to your second question, if a participant voluntarily terminates their employment during a restriction period, whether under an initial election or an extended election, the shares as well as the monies the employee has deferred into the Plan are forfeited. This would also be the case should the employee be released for cause as defined in the Plan. At the time of termination the shares are forfeited and become part of the authorized but unissued shares of the Company and part of the shares reserved for issuance under the Plan. The dollar amount of the employee’s original deferral is reversed against compensation expense. Should a participant’s employment end due to an involuntary termination, death or disability, the book-entry form shares are forfeited as stated above, and the Company pays the employee the dollar amount of their original deferral, plus a small amount of interest.

Patterson Companies, Inc. acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in its filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require any additional information or have any questions, please contact me at 651-686-1769.

Sincerely,

/s/ R. Stephen Armstrong
R. Stephen Armstrong
Executive Vice President, Chief Financial Officer and Treasurer

Cc:	James W. Wiltz, President and Chief Executive Officer
Andre B. Lacy, Chairman of the Audit Committee
Matthew L. Levitt, esq., Secretary and General Counsel
Stephen Stenbeck, Ernst & Young LLP